                       1934 Act Registration No. 1-14700

                            SECURITIES AND EXCHANGE
                                  COMMISSION
                             Washington, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April 2003

                Taiwan Semiconductor Manufacturing Company Ltd.
                (Translation of Registrant's Name into English)

                            No.121 Park Avenue III
                         Science-Based Industrial Park
                               Hsin-chu, Taiwan
                   (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F __X__         Form 40-F ____

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes____                     No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                             Taiwan Semiconductor Manufacturing
                                                                               Company Ltd.

Date: April 30, 2003                                                         By          /S/  Harvey Chang
                                                                                 ----------------------------------
                                                                                            Harvey Chang
                                                                                   Senior Vice President & Chief
                                                                                         Financial Officer

Taiwan Semiconductor Manufacturing Company Ltd.

Financial Statements for the Three Months Ended
March 31, 2003 and 2002

Together with Independent Accountants' Report


Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers' convenience If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

         English Translation of a Report Originally Issued in Chinese

                        Independent Accountants' Report

April 17, 2003

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of March 31, 2003 and 2002, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36 "Review of Financial Statements" issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

T N Soong & Co
An Associate Member Firm of Deloitte Touche Tohmatsu
  Effective April 22, 2002
(Formerly a Member Firm of Andersen Worldwide, SC)
Taipei, Taiwan
The Republic of China

                               Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

   English Translation of Financial Statements Originally Issued in Chinese

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                                BALANCE SHEETS
                                  (Unaudited)
                            March 31, 2003 and 2002
              (In Thousand New Taiwan Dollars, Except Par Value)

                                                                  2003                2002
                                                           ------------------  ------------------
                                                               Amount      %       Amount      %
A S S E T S                                                -------------  ---  -------------  ---
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)                  $  67,449,389   18  $  58,349,042   16
Short-term investments (Note 2)                                        -    -      2,449,999    1
Receivables from related parties (Notes 6 and 17)             11,056,070    3     10,957,806    3
Notes receivable                                                   4,120    -        137,039    -
Accounts receivable                                            9,358,733    3      9,880,577    3
Allowance for doubtful receivables (Note 2)                     (976,864)   -       (950,194)   -
                                                           -------------  ---  -------------  ---
Allowance for sales returns and others (Note 2)               (1,834,097)  (1)    (3,600,882)  (1)
                                                           -------------  ---  -------------  ---
Other financial assets (Note 20)                                 749,584    -        894,030    -
Inventories - net (Notes 2 and 5)                             10,178,043    3      9,718,279    3
Deferred income taxes assets (Notes 2 and 12)                  5,371,000    2      2,785,951    1
Prepaid expenses and other current assets (Notes 2 and 17)     1,629,391    -      1,812,293    -
                                                           -------------  ---  -------------  ---
Total Current Assets                                         102,985,369   28     92,433,940   26
                                                           -------------  ---  -------------  ---
FUNDS AND LONG-TERM INVESTMENTS (Notes 2, 6, 15
and 19)
Equity method                                                 33,119,011    9     30,456,698    9
Other                                                          1,027,607    -        962,618    -
                                                           -------------  ---  -------------  ---
Total Funds and Long-term Investments                         34,146,618    9     31,419,316    9
                                                           -------------  ---  -------------  ---
PROPERTY, PLANT, AND EQUIPMENT (Notes 2 and 7)
Cost
   Buildings..............................................    69,976,415   19     63,650,731   18
   Machinery and equipment................................   314,492,740   87    261,659,631   73
   Office equipment.......................................     5,812,295    2      5,163,351    1
                                                           -------------  ---  -------------  ---
                                                             390,281,450  108    330,473,713   92
Accumulated depreciation                                    (202,845,400) (56)  (151,352,016) (42)
Advance payments and construction in progress                 18,157,888    5     29,904,214    8
                                                           -------------  ---  -------------  ---
Net Property, Plant, and Equipment                           205,593,938   57    209,025,911   58
                                                           -------------  ---  -------------  ---
GOODWILL (Note 2)                                              2,525,829    1      2,874,219    1
                                                           -------------  ---  -------------  ---
OTHER ASSETS
Deferred charges--net (Notes 2, 8 and 19)                      9,198,057    3      5,289,354    2
Deferred income taxes assets (Notes 2 and 12)                  7,968,768    2     15,309,154    4
Refundable deposits (Notes 17 and 19)                            478,385    -        735,820    -
Idle assets (Note 2)                                             270,152    -              -    -
Assets leased to others (Note 2)                                  86,526    -         89,406    -
Miscellaneous                                                      9,250    -          9,250    -
                                                           -------------  ---  -------------  ---
Total Other Assets                                            18,011,138    5     21,432,984    6
                                                           -------------  ---  -------------  ---
TOTAL ASSETS                                               $ 363,262,892  100  $ 357,186,370  100
                                                           =============  ===  =============  ===

                                                                     2003              2002
                                                               ----------------- -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY                              Amount      %     Amount      %
------------------------------------                           ------------  --- ------------  ---
CURRENT LIABILITIES
Payables to related parties (Note 17)                          $  2,632,038    1 $  2,676,481    1
Accounts payable                                                  4,497,685    1    1,755,303    -
Payables to contractors and equipment suppliers                   7,738,073    2   11,392,482    3
Accrued expenses and other current liabilities (Notes 2, 6, 10
  and 20)                                                         5,479,353    1    5,044,385    1
Current portion of long-term bonds payable (Note 9)                       -    -    9,000,000    3

                                                               ------------  --- ------------  ---
Total Current Liabilities                                        20,347,149    5   29,868,651    8
                                                               ------------  --- ------------  ---
LONG-TERM LIABILITIES
Bonds payable (Note 9)                                           35,000,000   10   35,000,000   10
Other long-term payable (Notes 10 and 19)                         4,281,200    1    1,470,000    -
                                                               ------------  --- ------------  ---
Total Long-term Liabilities                                      39,281,200   11   36,470,000   10

                                                               ------------  --- ------------  ---
OTHER LIABILITIES
Guarantee deposits (Note 19)                                      1,375,672    -    6,969,569    2
Accrued pension cost (Notes 2 and 11)                             2,297,786    1    1,939,619    1
Deferred gain on sale and leaseback (Note 2)                         76,619    -      229,856    -

                                                               ------------  --- ------------  ---
Total Other Liabilities                                           3,750,077    1    9,139,044    3
                                                               ------------  --- ------------  ---
Total Liabilities                                                63,378,426   17   75,477,695   21

                                                               ------------  --- ------------  ---
SHAREHOLDERS' EQUITY (Notes 2 and 14)
Capital stock - $10 par value
   Authorized: 24,600,000 thousand shares                        13,000,000    4   13,000,000    4

                                                               ------------  --- ------------  ---
   Issued: Preferred - 1,300,000 thousand shares;
       Common - 18,622,887 thousand shares in 2003 and
         16,832,554 thousand shares in 2002                     186,228,867   51  168,325,531   47
                                                               ------------  --- ------------  ---
Capital surplus:
   Merger and others                                             56,796,854   16   57,128,433   16
   Treasury stock (Note 3)                                           43,036    -       30,539    -

                                                               ------------  --- ------------  ---
Retained earnings:
   Appropriated as legal reserve                                 18,641,108    5   17,180,067    5
   Appropriated as special reserve                                        -    -      349,941    -
   Unappropriated earnings                                       26,508,956    7   26,565,234    7
Other:
   Unrealized loss on long-term investments (Note 2)               (293,612)   -            -    -
   Cumulative translation adjustments (Note 2)                      882,749    -    1,232,851    -
Treasury stock (at cost) - 42,001 thousand shares in 2003 and
  38,497 shares in 2002 (Notes 3 and 15)                         (1,923,492)   -   (2,103,921)   -

                                                               ------------  --- ------------  ---
Total Shareholders' Equity                                      299,884,466   83  281,708,675   79

                                                               ------------  --- ------------  ---
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $363,262,892  100 $357,186,370  100
                                                               ============  === ============  ===

    The accompanying notes are an integral part of the financial statements
              (With T N Soong & Co. report dated April 17, 2003)

   English Translation of Financial Statements Originally Issued in Chinese

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                             STATEMENTS OF INCOME
                                  (Unaudited)
              For the Three Months Ended March 31, 2003 and 2002
          (In Thousand New Taiwan Dollars, Except Earnings Per Share)

                                                        2003             2002
                                                  ---------------- ----------------
                                                     Amount     %     Amount     %
                                                  -----------  --- -----------  ---
GROSS SALES (Notes 2 and 17)                      $39,633,381      $37,324,313
SALES RETURNS AND ALLOWANCES (Note 2)                (308,068)      (1,534,598)
                                                  -----------      -----------
NET SALES                                          39,325,313  100  35,789,715  100
COST OF SALES (Notes 13 and 17)                    28,939,421   73  23,763,009   66
                                                  -----------  --- -----------  ---
GROSS PROFIT                                       10,385,892   27  12,026,706   34
                                                  -----------  --- -----------  ---
OPERATING EXPENSES (Notes 13 and 17)
Research and development                            2,511,843    6   2,539,567    7
General and administrative                          1,395,451    4   1,007,328    3
Marketing                                             283,933    1     297,807    1
                                                  -----------  --- -----------  ---
Total Operating Expenses                            4,191,227   11   3,844,702   11
                                                  -----------  --- -----------  ---
INCOME FROM OPERATIONS                              6,194,665   16   8,182,004   23
                                                  -----------  --- -----------  ---
NON-OPERATING INCOME AND GAIN
Interest (Note 2)                                     188,929    1     214,746    -
Insurance compensation - net                           52,562    -           -    -
Technical service income (Notes 17 and 19)             21,153    -      13,806    -
Gain on sales of short-term investments (Note 2)        7,894    -       7,103    -
Gain on sales of property, plant, and equipment
 (Note 2)                                               5,876    -     254,581    1
Premium income from option contracts - net
 (Notes 2 and 20)                                           -    -      60,591    -
Other (Note 17)                                        17,393    -      81,203    -
                                                  -----------  --- -----------  ---
Total Non-operating Income and Gain                   293,807    1     632,030    1
                                                  -----------  --- -----------  ---
NON-OPERATING EXPENSE AND LOSS
Investment loss recognized by equity method - net
 (Notes 2 and 6)                                    1,515,850    4     946,289    3
Interest (Notes 7 and 20)                             500,301    1     541,343    2
Foreign exchange loss - net (Notes 2 and 20)          159,298    1      60,847    -
Loss on idle assets (Note 2)                           63,111    -           -    -

(Forward)

   English Translation of Financial Statements Originally Issued in Chinese


                                                       2003            2002
                                                   -------------  --------------
                                                     Amount   %     Amount     %
                                                   ---------- --  ----------  --
Loss on disposal of property, plant, and equipment
  (Note 2)                                         $   37,083  -  $   91,224   -
Premium expense from option contracts - net
  (Notes 2 and 20)                                     26,556  -           -   -
Amortization of bond issuance costs (Note 2)            3,580  -       5,548   -
Casualty loss - net (Note 2)                                -  -     104,828   -
Loss on sales of long-term investments - net
  (Note 2)                                                  -  -       1,766   -
Other                                                   2,423  -      44,342   -
                                                   ---------- --  ----------  --
Total Non-operating Expense and Loss                2,308,202  6   1,796,187   5
                                                   ---------- --  ----------  --
INCOME BEFORE INCOME TAX                            4,180,270 11   7,017,847  19
INCOME TAX BENEFIT (EXPENSE) (Notes 2
and 12)                                               177,597  -    (430,015) (1)
                                                   ---------- --  ----------  --
NET INCOME                                         $4,357,867 11  $6,587,832  18
                                                   ========== ==  ==========  ==

                                         2003          2002
                                     ------------- -------------
                                     Before After  Before After
                                     Income Income Income Income
                                      Tax    Tax    Tax    Tax
                                     ------ ------ ------ ------
EARNINGS PER SHARE (Note 16)
Basic and diluted earnings per share $0.22  $0.23  $0.37  $0.35
                                     =====  =====  =====  =====

The pro forma net income and earnings per share on the assumption that the stock of parent company held by its subsidiary is treated as an investment instead of the treasury stock, are shown as follows (Notes 3 and 15):

                                             2003                  2002
                                     --------------------- ---------------------
                                       Before
                                       Income     After      Before     After
                                        Tax     Income Tax Income Tax Income Tax
                                     ---------- ---------- ---------- ----------
NET INCOME                           $4,185,773 $4,363,370 $7,048,386 $6,618,371
                                     ========== ========== ========== ==========
EARNINGS PER SHARE
Basic and diluted earnings per share $     0.22 $     0.23 $     0.37 $     0.35
                                     ========== ========== ========== ==========

   The accompanying notes are an integral part of the financial statements.

              (With T N Soong & Co. report dated April 17, 2003)

   English Translation of Financial Statements Originally Issued in Chinese


                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)
              For the Three Months Ended March 31, 2003 and 2002
                       (In Thousand New Taiwan Dollars)

                                                                     2003         2002
                                                                 -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                       $ 4,357,867  $  6,587,832
Adjustments to reconcile net income to net cash provided
  by operating activities:
   Depreciation and amortization                                  15,360,867    12,842,345
   Deferred income taxes                                            (307,201)      426,965
   Investment loss recognized by equity method - net               1,515,850       946,289
   Loss on idle assets                                                63,111             -
   Loss (gain) on sales of property, plant and equipment - net        31,207      (163,357)
   Loss on sales of long-term investments - net                            -         1,766
   Pension cost accrued                                               87,244        84,766
   Allowance for doubtful receivables                                 47,000      (150,298)
   Allowance for sales returns and others                           (528,970)    1,019,331
   Changes in operating assets and liabilities:
       Decrease (increase) in:
          Receivables from related parties                          (872,582)  (10,517,670)
          Notes receivable                                            56,120        39,543
          Accounts receivable                                        136,714    10,077,059
          Inventories - net                                          162,293    (1,213,861)
          Other financial assets                                      25,759       (40,424)
          Prepaid expenses and other current assets                  384,970       (99,605)
          Forward exchange contract receivable                       194,326      (144,728)
       Increase (decrease) in:
          Payables to related parties                                165,040       593,875
          Accounts payable                                          (351,549)      631,409
          Forward exchange contract payable                           62,093      (367,166)
          Accrued expenses and other current liabilities            (461,226)      432,961
                                                                 -----------  ------------
Net Cash Provided by Operating Activities.......................  20,128,933    20,987,032
                                                                 -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments                                         -    (2,449,999)
Acquisitions of:
   Long-term investments                                          (1,010,581)   (1,422,609)
   Property, plant, and equipment                                 (9,052,961)   (6,599,047)
Proceeds from sales of:
   Long-term investments                                                   -           632
   Property, plant, and equipment                                     41,841       438,829

(Forward)

   English Translation of Financial Statements Originally Issued in Chinese

                                                               2003           2002
                                                          -------------  -------------
Increase in deferred charges                              ($    360,328) ($    805,191)
Decrease in refundable deposits                                  65,084         37,092
                                                          -------------  -------------
Net Cash Used in Investing Activities                       (10,316,945)   (10,800,293)
                                                          -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of (repayment on) long-term bonds     (4,000,000)    15,000,000
Decrease in guarantee deposits                                  (19,394)      (241,403)
                                                          -------------  -------------
Net Cash Provided by (Used in) Financing Activities          (4,019,394)    14,758,597
                                                          -------------  -------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                     5,792,594     24,945,336
CASH AND CASH EQUIVALENTS, BEGINNING OF
THE PERIOD                                                   61,656,795     33,403,706
                                                          -------------  -------------
CASH AND CASH EQUIVALENTS, END OF THE
PERIOD                                                     $ 67,449,389   $ 58,349,042
                                                          =============  =============
SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized of
  NT$2,315 thousand and NT$24,068 thousand in 2003 and
  2002, respectively)                                      $    608,040   $    161,784
                                                          =============  =============
Income tax paid                                            $      2,500   $      3,050
                                                          =============  =============
Non-cash investing and financing activities:
   Reclassification of a parent company stock held by
     subsidiaries from long-term investments to treasury
     stock                                                 $  1,923,492   $  2,103,291
                                                          =============  =============
   Effect of exchange rate changes on cash and cash
     equivalents                                           $     36,697   $        232
                                                          =============  =============
   Credit balances of long-term investments reclassified
     as part of receivables from related parties           $          -   $     83,725
                                                          =============  =============
   Credit balances of long-term investments reclassified
     as part of other current liabilities                  $          -   $     61,510
                                                          =============  =============
Partial cash investing and financing activities:
   Total acquisition of property, plant and equipment      $  2,786,651   $  5,624,210
   Payables to contractors and equipment suppliers            6,266,310        974,837
                                                          -------------  -------------
                                                           $  9,052,961   $  6,599,047
                                                          =============  =============

   The accompanying notes are an integral part of the financial statements.

              (With T N Soong & Co. report dated April 17, 2003)

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)
     (Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

   Taiwan Semiconductor Manufacturing Company Ltd. (the "Company" or "TSMC"), a Republic of China corporation, was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange. On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange in the form of American Depositary Shares.

   TSMC is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2. SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are presented in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China. Significant accounting policies are summarized as follows:

   Classification of current and non-current assets and liabilities

   Current assets are those expected to be converted to cash, sold or consumed within one year. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

   Cash equivalents

   Government bonds acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

   Short-term investments

   Short-term investments are carried at the lower of cost or market value. The costs of investments sold are determined by the specific identification method.

   Allowance for doubtful receivables

   Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables.

   Revenue recognition and allowance for sales returns and others

   The four criteria that we use to recognize revenue are the existence of evidence of a contractual arrangement, delivery or performance has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Allowance for sales returns and others is estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

   Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and customer. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

   Inventories

   Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

   Long-term investments

   Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company's proportionate share in the net income or net loss of investee companies are recognized as components of the "Investment income/loss recognized by equity method - net" account. The Company adopted Statements of Financial Accounting Standards ("SFAS") No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock. When acquiring shares of stock, the difference between cost of investment and its book value is amortized using straight-line method over five years.

   When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to "capital surplus" as well as the "long-term investments" accounts. In the event an investee has an accumulated deficit, it will record an offset to its capital surplus, excluding the reserve for asset revaluation, through retained earnings. The Company will also record a corresponding entry equivalent to its proportionate share of the investee capital surplus, excluding the reserve for asset revaluation, that was generated subsequent to any acquisition of equity interest in the investee. If an investee's functional currency is a foreign currency, "cumulative translation adjustments" would result from the process of translating the investees' financial statements into the functional currency of the Company.

   Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor increase of long-term investment but recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount charged to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the market value. The carrying values of investments with no quoted market price are reduced to reflect an other than temporary decline in their values with the related impairment loss charged to income.

   Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value (NAV). An allowance is recognized when the cost of the funds are lower than their net asset values, with the corresponding amount charged to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

   The costs of investments sold are determined using the weighted-average method.

   If an investee company has an unrealized loss on a long-term investment evaluated using the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders' equity.

   Gains or losses on transactions with investee companies wherein the Company owns at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the Company's ownership percentage until such gains or losses are realized through a transaction with a third party. The entire amount of gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through a subsequent transaction with a third party. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

   Property, plant and equipment, assets leased to others and idle assets

   Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments, or the market value of the property at the inception date of the lease. The lessee's periodic rent payment includes the purchase price of the leased property and the interest expense.

   Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment
   - 5 years; and office equipment - 3 to 5 years.

   Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed with any gains or losses credited or charged to income in the period of disposal.

   Goodwill

   Goodwill represents the excess of the consideration paid for acquisition over the fair market value of net identifiable assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

   Deferred charges

   Deferred charges consist of software and system design costs, technology know-how, bond issuance costs, and technology license fees. The amounts are amortized as follows: Software and system design costs - 3 years, technology know-how - 5 years, bond issuance costs - the term of the bonds, technology license fee - the shorter of the estimated life of the technology or the term of the technology transfer contract.

   Pension costs

   Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain/loss are amortized over 25 years.

   Deferred gain on sale and leaseback

   The gain on the sale of property that is simultaneously leased back is deferred by the Company. This deferred gain on sales and leaseback transactions is amortized as follows: (a) operating leases - adjustment of rental expenses over the term of the leases and (b) capital leases - adjustment of depreciation expenses over the estimated useful life or term of the lease; whichever is shorter.

   Casualty loss

   Casualty losses mainly caused from the March 31, 2002 earthquake are recorded when incurred and any insurance recoveries are recorded when probable up to the amount of the loss. Recoveries in excess of the amount of the loss are recorded when realized.

   Income tax

   The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that the deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current according to the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

   Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized using the current method.

   Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

   As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year of earnings.

   Derivative financial instruments

   The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate and the resulting differences are charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or liability. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

   The Company enters into interest rate swap transactions to manage exposures from changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

   The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

   Foreign-currency transactions

   Foreign-currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operation.

   Reclassification

   Certain accounts in the financial statement as of and for the three months ended March 31, 2002 have been reclassified to conform to the financial statements as of and for the three months ended March 31, 2003.

3. NEW ACCOUNTING PRONOUNCEMENTS

   In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 30, "Accounting for Treasury Stock" and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from short/long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company's subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$2,103,921 thousand as of March 31, 2002, and a decrease in net income for the three months ended March 31, 2002 by and NT$30,539 thousand.

4. CASH AND CASH EQUIVALENTS

                                                              March 31
                                                       -----------------------
                                                          2003        2002
                                                       ----------- -----------
 Cash and bank deposits                                $63,593,271 $57,828,814
 Government bonds acquired under repurchase agreements   3,856,118     520,228
                                                       ----------- -----------
                                                       $67,449,389 $58,349,042
                                                       =========== ===========

5. INVENTORIES - NET

                                                March 31
                                        ------------------------
                                            2003         2002
                                        -----------  -----------
               Finished goods           $ 1,748,237  $ 1,357,142
               Work in process            8,636,827    7,977,385
               Raw materials                384,315      514,115
               Supplies and spare parts     656,082      796,806
                                        -----------  -----------
                                         11,425,461   10,645,448
               Less - inventory reserve  (1,247,418)    (927,169)
                                        -----------  -----------
                                        $10,178,043  $ 9,718,279
                                        ===========  ===========

6. LONG-TERM INVESTMENTS

                                                              March 31
                                             -------------------------------------------
                                                     2003                  2002
                                             --------------------- ---------------------
                                              Carrying     % of     Carrying     % of
                                               Value     Ownership   Value     Ownership
                                             ----------- --------- ----------- ---------
Shares of stock
---------------
Equity method:
   TSMC International Investment Ltd.
     (TSMC International)                    $21,019,823    100    $18,966,458    100
   TSMC Partners Ltd.                          3,938,938    100      3,279,489    100
   Vanguard International Semiconductor
     Corporation (VIS)                         3,588,892     28      3,267,236     25
   Systems on Silicon Manufacturing Company
     Pte Ltd. (SSMC)                           2,859,712     32      3,963,031     32
   Emerging Alliance Fund LLP (Emerging
     Alliance)                                   933,010     99        741,617     99
   Global UniChip Corp. (GUC)                    388,177     47              -      -
   TSMC North America (TSMC - North
     America)                                    201,573    100              -      -
   TSMC Japan K. K. (TSMC - Japan)                94,062    100         81,394    100
   Chi Cherng Investment Ltd. (Chi Cherng)        42,636     36         62,148     25
   Hsin Ruey Investment Ltd. (Hsin Ruey)          41,666     36         62,092     25
   Taiwan Semiconductor Manufacturing
     Company Europe B. V (TSMC - Europe)          10,522    100         10,038    100
   Chi Hsin Investment Ltd. (Chi Hsin)                 -      -         23,195     25
                                             -----------           -----------
                                              33,119,011            30,456,698
                                             -----------           -----------

(Forward)

                                                               March 31
                                                --------------------------------------
                                                       2003                2002
                                                ------------------- ------------------
                                                              % of               % of
                                                  Carrying   Owner-  Carrying   Owner-
                                                   Value      ship    Value      ship
                                                -----------  ------ ----------- ------
Cost method - common stock:
   Publicly traded stock
       Amkor Technology                         $   280,748     -   $   280,748    -
       Monolithic System Tech.                      104,289     2             -    -
       Taiwan Mask Corp.                             32,129     2        32,129    2
   Non-publicly traded stock
       United Technology                            193,584    11       193,584   11
       Shin-Etsu Handotai Taiwan Company
         Ltd.                                       105,000     7       105,000    7
       Hon Tung Venture Capital                      83,916    10       150,000   10
       W.K. Technology Fund IV                       50,000     2        50,000    2
                                                -----------         -----------
                                                    849,666             811,461
                                                -----------         -----------
Funds
Horizon Ventures                                    195,452     -       125,701    -
Crimson Asia Capital                                 43,055     -        25,456    -
                                                -----------         -----------
                                                    238,507             151,157
                                                -----------         -----------
Unrealized loss on long-term investments            (60,566)                  -
                                                -----------         -----------
                                                $34,146,618         $31,419,316
                                                ===========         ===========
Credit balances of long-term investments
Presented as part of receivables offset against
  from related parties:
   TSMC - North America                         $         -     -   $    83,725  100
                                                ===========         ===========
Presented as part of other current liabilities:
   Kung Cherng Investment Ltd. (Kung Cherng)    $         -     -   $    45,316   25
   Cherng Huei Investment Ltd. (Cherng Huei)              -     -        13,278   25
   Po Cherng Investment Ltd. (Po Cherng)                  -     -         2,916   25
                                                -----------         -----------
                                                $         -         $    61,510
                                                ===========         ===========

On January 8, 2003, the Company's investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share. In this round of equity offering, the Company purchased a total of 230,882 thousand shares of VIS. As a result, its ownership in VIS increased from 25% to 28%.

The Company's investees, Hsin Ruey, Chi Hsin and Kung Cherng were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, The Company's investees, Chi Cherng, Cherng Huei and Po Cherng were merged on October 30, 2002 with Chi Cherng as the surviving company. The mergers were accounted for as a pooling of interest. The Company's ownership is approximately 36% in Hsin Ruey and approximately 36% in Chi Cherng subsequent to the merger.

The Company established Ya Xin Technology ("Ya Xin") in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

The carrying value of the investments accounted for using the equity method and the related investment gains or losses were determined based on the reviewed financial statements of the investees in the sameperiods. The investment gains or losses of the investee companies consisted of the following:

                                           Three Months
                                          Ended March 31
                                     ------------------------
                                         2003         2002
                                     -----------  -----------
                  TSMC International ($1,229,388) ($1,026,669)
                  SSMC                  (275,997)    (366,782)
                  VIS                   (207,875)    (110,290)
                  TSMC Partners          185,361      504,982
                  Others                  12,049       52,470
                                     -----------  -----------
                                     ($1,515,850) ($  946,289)
                                     ===========  ===========

The market values and net asset values of the long-term investments are as follows:

                                                               March 31
                                                        -----------------------
                                                           2003        2002
                                                        ----------- -----------
 Market value of publicly traded stocks                 $ 6,204,124 $10,919,296
 Equity in the net assets of non-publicly traded stocks  31,980,354  29,666,876
 Net asset value of funds                                   238,507     151,157

7. PROPERTY, PLANT AND EQUIPMENT
   Accumulated depreciation consisted of the following:

                                               March 31
                                       -------------------------
                                           2003         2002
                                       ------------ ------------
               Buildings               $ 23,790,274 $ 17,824,053
               Machinery and equipment  175,906,546  130,976,282
               Office equipment           3,148,580    2,551,681
                                       ------------ ------------
                                       $202,845,400 $151,352,016
                                       ============ ============

Information on the status of the expansion or construction plans of the Company's manufacturing facilities as of March 31, 2003, is as follows:

                                     Estimated               Actual Date
                                     Complete   Accumulated  of Starting
        Construction/Expansion Plan    Cost     Expenditures Operations
        --------------------------- ----------- ------------ -----------
             Fab 6                  $93,932,000 $87,340,200  March 2000
             Fab 12 - Phase 1        80,318,400  57,147,300  March 2002
             Fab 14 - Phase 1        30,411,000  13,323,400           -

Interest expenses (before deducting capitalized amounts of NT$2,315 thousand in 2003 and NT$24,068 thousand in 2002) for the three months ended March 31, 2003 and 2002 were NT$502,616 thousand and NT$565,411 thousand, respectively. The interest rate used for purposes of calculating the capitalized amount was 5.283% for the three months ended March 31, 2003 and 2002.

8. DEFERRED CHARGES - NET

                                                    March 31
                                              ---------------------
                                                 2003       2002
                                              ---------- ----------
             Technology license fee           $6,037,579 $2,525,775
             Software and system design costs  3,076,319  2,587,869
             Bond issuance costs                  42,328     58,884
             Technology know-how                  36,000     90,000
             Others                                5,831     26,826
                                              ---------- ----------
                                              $9,198,057 $5,289,354
                                              ========== ==========

9. BONDS

                                                                         March 31
                                                                  -----------------------
                                                                     2003        2002
                                                                  ----------- -----------
Domestic unsecured bonds:
   Issued on March 4, 1998 and paid in March 4, 2003 in one
     lump sum payment. 7.71% annual interest was payable
     semi-annually                                                $         - $ 4,000,000
   Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% interest
     payable annually, respectively                                 5,000,000  10,000,000
   Issued on December 4 to 15, 2000 and payable in December
     2005 and 2007 in two equal payments. 5.25% and 5.36%
     interest payable annually, respectively                       15,000,000  15,000,000
   Issued on January 10 to 24, 2002 and payable in January 2007,
     2009 and 2012 in three equal payments, 2.6%, 2.75% and 3%
     interest payable annually, respectively                       15,000,000  15,000,000
                                                                  ----------- -----------
                                                                  $35,000,000 $44,000,000
                                                                  =========== ===========

As of March 31, 2003, future principal payments for the Company's bonds arrangements are as follows:

                        Year of Repayment     Amount
                        -----------------   -----------
                        2004                $ 5,000,000
                        2005                 10,500,000
                        2006                          -
                        2007                  7,000,000
                        2008 and thereafter  12,500,000
                                            -----------
                                            $35,000,000
                                            ===========

10. OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor patents. Future payments under the agreements as of March 31, 2003 are as follows:

                         Year                  Amount
                         ----                ----------
                         2003                $1,157,175
                         2004                 1,226,675
                         2005                   986,900
                         2006                   469,125
                         2007                   486,500
                         2008 and thereafter  1,112,000
                                             ----------
                                             $5,438,375
                                             ==========

11. PENSION PLAN

The Company has a pension plan for all regular employees that provides benefits based on length of service and average monthly salary for the six-month period prior to retirement.

The Company contributes an amount equal to 2% of salaries paid every month to a Pension Fund (the "Fund"). The Fund is administered by a pension fund monitoring committee (the "Committee") and deposited in the Committee's name in the Central Trust of China.

The changes in the Fund and accrued pension cost are summarized as follows:

                                               Three Months Ended
                                                    March 31
                                              ---------------------
                                                 2003       2002
                                              ---------- ----------
             Pension fund
                Balance, beginning of period  $  993,404 $  804,437
                Contribution                      55,376     50,121
                Interest                          20,682     29,606
                                              ---------- ----------
                Balance, end of period        $1,069,462 $  884,164
                                              ========== ==========
             Accrued pension cost
                Balance, beginning of period  $2,210,542 $1,854,853
                Accruals                          87,244     84,766
                                              ---------- ----------
                Balance, end of period        $2,297,786 $1,939,619
                                              ========== ==========

12. INCOME TAX

    a. A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense before tax credits is shown below:

                                                          Three Months Ended
                                                               March 31
                                                       ------------------------
                                                           2003         2002
                                                       -----------  -----------
Income tax expense based on "income before income tax"
  at statutory rate (25%)                              ($1,045,068) ($1,754,462)
   Tax-exempt income                                       648,750      793,750
   Temporary and permanent differences                    (298,137)     166,763
                                                       -----------  -----------
Current income tax expense before tax credits          ($  694,455) ($  793,949)
                                                       ===========  ===========

    b. Income tax benefit (expense) consist of the following:

                                                           Three Months Ended
                                                                March 31
                                                       -------------------------
                                                           2003         2002
                                                       -----------  ------------
Current income tax expense before tax credits          ($  694,455) ($   793,949)
Income tax credits                                         694,455       793,949
Other income tax                                            (2,500)       (3,050)
                                                       -----------  ------------
Income tax paid in current period                           (2,500)       (3,050)
Net change in deferred income tax assets (liabilities)
   Investment tax credits                                1,192,419       200,409
   Temporary differences                                  (457,260)      624,101
Valuation allowance                                       (555,062)   (1,251,475)
                                                       -----------  ------------
Income tax benefit (expense)                            $  177,597  ($   430,015)
                                                       ===========  ============

c. Deferred income tax assets (liabilities) consist of the following:

                                                 March 31
                                        -------------------------
                                            2003          2002
                                        ------------  -----------
             Current
                Investment tax credits  $  5,371,000  $ 2,785,951
                                        ============  ===========
             Noncurrent:
                Investment tax credits  $ 22,389,072  $21,471,919
                Temporary differences     (4,023,101)  (1,869,654)
                Valuation allowance      (10,397,203)  (4,293,111)
                                        ------------  -----------
                                        $  7,968,768  $15,309,154
                                        ============  ===========

d. Integrated income tax information:

   The balances of the imputation credit account (ICA) as of March 31, 2003 and 2002 were NT$98,238 thousand and NT$9,365 thousand, respectively.

   The expected and actual creditable ratio for 2002 and 2001was 0.03% and 0.04%, respectively.

   The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of the distribution of dividends; thus the expected creditable ratio for 2002 may be adjusted according to the difference between the expected and actual imputation credit allowed under the regulation.

e. As of March 31, 2003 and 2002, the unappropriated retained earnings generated before December 31, 1997,were NT$0 and NT$4,827 thousand, respectively.

f. As of March 31, 2003, investment tax credits consisted of the following:

                                                   Total     Remaining
                                                 Creditable  Creditable  Expiry
      Regulation                 Items            Amounts     Amounts     Year
      ----------       ------------------------- ----------- ----------- ------
 Statute for Upgrading Purchase of machinery and $ 4,767,347 $ 4,072,892  2003
   Industries            and equipment             8,210,558   8,210,558  2004
                                                   3,814,363   3,814,363  2005
                                                   3,485,265   3,485,265  2006
                                                      25,204      25,204  2007
                                                 ----------- -----------
                                                 $20,302,737 $19,608,282
                                                 =========== ===========
 Statute for Upgrading Research and development  $   671,545 $   671,545  2003
   Industries            expenditures              1,974,321   1,974,321  2004
                                                   3,111,472   3,111,472  2005
                                                   1,540,000   1,540,000  2006
                                                     418,277     418,277  2007
                                                 ----------- -----------
                                                 $ 7,715,615 $ 7,715,615
                                                 =========== ===========

(Forward)

                                                      Total    Remaining
                                                    Creditable Creditable Expiry
     Regulation                   Items              Amounts    Amounts    Year
     ----------       ----------------------------- ---------- ---------- ------
Statute for Upgrading Personnel training             $ 16,104   $ 16,104   2003
  Industries                                           43,264     43,264   2004
                                                       28,886     28,886   2005
                                                     --------   --------
                                                     $ 88,254   $ 88,254
                                                     ========   ========
Statute for Upgrading Reputation setting
  Industries                                         $    318   $    318   2003
                                                     ========   ========
Statute for Upgrading Investments in important       $  5,420   $  5,420   2003
Industries              technology based enterprise   201,372    201,372   2004
                                                      138,864    138,864   2005
                                                        1,947      1,947   2006
                                                     --------   --------
                                                     $347,603   $347,603
                                                     ========   ========

g. The sales generated from the following expansion and construction of the Company's manufacturing plants are exempt from income tax. During the period specified:

                                                               Tax-Exemption
                                                                  Period
                                                               -------------
    Expansion of Fab 2 - modules A and B, Fab 3 and Fab 4, and
      construction of Fab 5 and Fab 6                          2003 to 2006
    Construction of Fab 8 - module B                           2002 to 2005

h. The tax authorities have examined income tax returns of the Company through 1999. The Company is contesting the assessment by the tax authority for 1992, 1993, 1996, 1997 and 1998.

13. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

                                  Three Months Ended March 31, 2003
                               ---------------------------------------
                                             Classified as
                               Classified as   Operating
                               Cost of Sales    Expense       Total
                               ------------- ------------- -----------
          Labor cost
             Salary             $ 1,573,461   $  674,624   $ 2,248,085
             Health insurance       113,659       56,704       170,363
             Pension                 94,370       47,156       141,526
             Other                   34,413       19,524        53,937
          Depreciation           13,744,774      573,515    14,318,289
          Amortization              451,184      590,674     1,041,858
                                -----------   ----------   -----------
                                $16,011,861   $1,962,197   $17,974,058
                                ===========   ==========   ===========

                                  Three Months Ended March 31, 2002
                               ---------------------------------------
                                             Classified as
                               Classified as   Operating
                               Cost of Sales    Expense       Total
                               ------------- ------------- -----------
          Labor cost
             Salary             $ 1,549,587   $  728,445   $ 2,278,042
             Health insurance        88,713       44,062       132,775
             Pension                 90,245       44,862       135,107
             Other                   35,190       27,515        62,705
          Depreciation           11,515,138      772,138    12,287,276
          Amortization              104,940      449,409       554,349
                                -----------   ----------   -----------
                                $13,383,813   $2,066,441   $15,450,254
                                ===========   ==========   ===========

14. SHAREHOLDERS' EQUITY

   The Company has 369,019 thousand American Depositary Shares (ADS) issued on the New York Stock Exchange as of March 31, 2003. The number of common shares represented by the ADSs is 1,845,097 thousand shares (one ADS represents five common shares).

   Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends.

   The Company's Articles of Incorporation provide that the following shall be appropriated from annual net income (less any cumulative deficit):

    a. 10% legal reserve;

    b. Special reserve in accordance with relevant laws or regulations;

    c. Remuneration to directors and supervisors and bonus to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonus may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

    d. Dividends to holders of preferred shares equal to a 3.5% annual rate, based on the period during which the preferred shares have been outstanding;

    e. The appropriation of the remaining balance after the above shall be decided at the shareholder's meeting.

   Dividends are distributed in cash, shares of common stock or a combination of cash and common stock. Distribution of profits are preferably made in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed.

   Any appropriations of net income shall be approved at the shareholders' meeting in the following year and are recorded in the financial statement in the year of shareholder approval.

The aforementioned appropriation for legal reserve shall be made until the reserve is equal to the aggregate par value of the Company's outstanding capital stock. The reserve can only be used to offset a deficit. When the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company, the reserve can also be distributed as stock dividend up to half of the reserve balance.

The appropriations from the earnings of 2002 and 2001 were approved in the board of directors and shareholders' meeting on March 4, 2003 and May 7, 2002, respectively. The appropriations and dividend per share are as follows:

                                                                      Dividend Per
                                                                          Share
                                            Appropriation of Earnings     (NT$)
                                            -----------------------   -------------
                                                                       For    For
                                                                      Fiscal Fiscal
                                            For Fiscal    For Fiscal   Year   Year
                                            Year 2002     Year 2001    2002   2001
                                            -----------  -----------  ------ ------
Legal reserve                               $ 2,161,029  $ 1,448,317  $   -  $   -
Special reserve                                  68,945     (349,941)     -      -
Bonus paid to employees - in stock            1,539,013    1,070,783      -      -
Preferred stock dividend - in cash              455,000      455,000   0.35   0.35
Common stock dividend - in stock             14,898,309   16,832,553   0.80   1.00
Remuneration to directors and supervisors -
  in cash                                        58,485      133,848      -      -
                                            -----------  -----------
                                            $19,180,781  $19,590,560
                                            ===========  ===========

The above appropriation of the earnings in fiscal year 2001 is consistent with the resolution of the meeting of board of directors on March 26, 2002. If the above employee bonus and remuneration to directors and supervisors were paid in cash and charged against the income of 2002 and 2001, the basic EPS for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of the Company's total outstanding common shares as of December 31, 2002 and 2001, respectively.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

A special reserve equivalent to the debit balance of any account shown in the shareholder's equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries), shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the Securities and Futures Commission. The special reserve is allowed to be appropriated to the extent that the debit balance of such accounts is reversed.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for the income tax paid by the Company on earnings generated on or after January 1, 1998. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

On June 25, 2002, the SFC approved the Company's Employee Stock Option Plan ("the Plan"). The Plan provides qualified employees with 100,000 thousand units of option rights with each unit representing one common share of stock. The option rights are valid for 10 years and are exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the Plan, the option rights are granted at an exercise price equal to the closing price of the Company's common shares listed on Taiwan Stock Exchange at the date of grant. Information with respect to stock option rights activities under the Plan is as follows:

                                       Option   Outstanding Option
                                       Rights         Rights
                                      Available -------------------
                                         for      Number
                                        Grant   of Option  Exercise
                                         (In    Rights (In  Price
                                      Thousand) Thousand)   (NT$)
                                      --------- ---------- --------
             Balance, January 1, 2003  80,631     19,369    51~53
                Options granted          (318)       318    41.6
                Options cancelled         471       (471)   51~53
                                       ------     ------
             Balance, March 31, 2003   80,784     19,216
                                       ======     ======

The Company issued 1,300,000 thousand shares of unlisted Series A - preferred stock to certain investors on November 29, 2000. The following are the rights of the preferred shareholders and the related terms and conditions:

Preferred Shareholders

a. Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b. Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c. Have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution. However, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d. Have voting rights similar to that of the holders of common shares.

e. Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from the date of issuance. The preferred shareholders have the aforementioned rights and the Company's related obligations remain the same until the preferred shares are redeemed by the Company.

15. TREASURY STOCK (COMMON STOCK)

                                                           (Shares in Thousand)

                                                 Beginning                   Ending
              Purpose of Purchase                 Shares   Increase Decrease Shares
              -------------------                --------- -------- -------- ------
Three months ended March 31, 2003
Reclassification of parent company stock held by
  subsidiaries from short/long-term investment    42,001        -       -    42,001
                                                  ======    =====     ===    ======
Three months ended March 31, 2002
Reclassification of parent company stock held by
  subsidiaries from short/long-term investment    39,270        -     773    38,497
                                                  ======    =====     ===    ======

Proceeds from the sale of treasury stock for the three months ended March 31, 2003 and 2002 were NT$0 and NT$41,139 thousand. As of March 31, 2003 and 2002, the book value of the treasury stock was NT$1,923,492 thousand and NT$2,103,921 thousand; the market value was NT$1,796,615 thousand and NT$3,727,125 thousand, respectively. Capital stock held by a subsidiary as an investment is recorded as treasury stock with the holder having the same right as other common shareholders.

16. EARNINGS PER SHARE (EPS)

   Earnings per share (EPS) is computed as follows:

                                            Amounts (Numerator)                   EPS (NT$)
                                          ----------------------                -------------
                                                                      Share     Before After
                                            Before      After     (Denominator) Income Income
                                          Income Tax  Income Tax   (Thousand)    Tax    Tax
                                          ----------  ----------  ------------- ------ ------
Three months ended March 31, 2003
Net income                                $4,180,270  $4,357,867
Less - preferred stock dividends            (113,750)   (113,750)
                                          ----------  ----------
Basic and diluted earnings per share
  Income available to common shareholders $4,066,520  $4,244,117   18,580,886   $0.22  $0.23
                                          ==========  ==========   ==========   =====  =====
Three months ended March 31, 2002
Net income                                $7,017,847  $6,587,832
Less - preferred stock dividends            (113,750)   (113,750)
                                          ----------  ----------
Basic and diluted earnings per share
  Income available to common shareholders $6,904,097  $6,474,082   18,580,336   $0.37  $0.35
                                          ==========  ==========   ==========   =====  =====

   The potential common shares from the employee stock option plan (see Note
   14) are not included in the denominator of the diluted earning-per-share computation because such shares result in a non-dilutive per share amount by using the treasury stock method under the Statement of Financial Accounting Standards No. 24, "Earning Per Share". The average number of shares outstanding for EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the three months ended March 31, 2002 to decrease from NT$0.41 to NT$0.37 and NT$0.39 to NT$0.35, respectively.

17. RELATED PARTY TRANSACTIONS

   The Company engages in business transactions with the following related parities:

    a. Industrial Technology Research Institute (ITRI), the Chairman of the Company is one of its directors

    b. Philips Electronics N.V. (Philips), a major shareholder of the Company

    c. Subsidiaries

       TSMC - North America
       TSMC - Europe
       TSMC - Japan

    d. Investees

       VIS
       SSMC
       GUC

    e. Indirect subsidiaries

       WaferTech, LLC
       TSMC Technology

   The transactions with the aforementioned parties in addition to those disclosed in other notes, are summarized as follows:

                                         Three Months Ended March 31
                                        -----------------------------
                                             2003            2002
                                        --------------  --------------
                                          Amount    %     Amount    %
                                        ----------- --  ----------- --
         For the period
         Sales
            TSMC - North America        $22,632,645 57  $22,416,684 60
            Philips and its affiliates      690,945  2      484,098  1
            GUC                             137,430  -            -  -
            ITRI                             11,130  -       17,456  -
            SSMC                                873  -       10,108  -
            VIS                                   -  -       85,422  -
                                        ----------- --  ----------- --
                                        $23,473,023 59  $23,013,768 61
                                        =========== ==  =========== ==

(Forward)

                                                 Three Months Ended March 31
                                              --------------------------------
                                                   2003             2002
                                              --------------- ----------------
                                                Amount     %     Amount     %
                                              ----------- --- -----------  ---
 Purchases
    WaferTech, LLC                            $ 1,685,740   7 $ 2,772,633   12
    SSMC                                        1,335,511   6     236,421    1
    VIS                                           919,470   4     513,406    2
                                              ----------- --- -----------  ---
                                              $ 3,940,721  17 $ 3,522,460   15
                                              =========== === ===========  ===
 Rental expense - ITRI                        $         -   - $    40,401   11
                                              =========== === ===========  ===
 Manufacturing expenses
  Technical assistance fee - Philips          $   758,824 100 $   681,267  100
                                              =========== === ===========  ===
 Marketing expenses - commission
 TSMC - Japan                                 $    46,385  16 $    46,164   29
 TSMC - Europe                                     36,450  13      39,067   25
                                              ----------- --- -----------  ---
                                              $    82,835  29 $    85,231   54
                                              =========== === ===========  ===
 Non-operating income and gain
  SSMC (mainly technical service income)      $    26,569   9 $     9,056    2
  WaferTech, LLC                                      409   -         522    -
                                              ----------- --- -----------  ---
                                              $    26,978   9 $     9,578    2
                                              =========== === ===========  ===
 At end of the period
 Receivables
    TSMC - North America                      $10,492,134  95 $10,712,510   98
    Credit balances of long-term investments
      (Note 6)                                          -   -     (83,725)  (1)
                                              ----------- --- -----------  ---
                                               10,492,134  95  10,628,785   97
    Philips and its affiliates                    435,739   4     209,148    2
    GUC                                            55,669   1           -    -
    VIS                                            47,489   -      48,274    1
    SSMC                                           12,814   -      16,392    -
    TSMC Technology                                 8,036   -      12,258    -
    ITRI                                            4,189   -      17,401    -
    WaferTech, LLC                                      -   -      25,548    -
                                              ----------- --- -----------  ---
                                              $11,056,070 100 $10,957,806  100
                                              =========== === ===========  ===
 Guarantee deposits - VIS                     $   450,666   - $   713,396   97
                                              =========== === ===========  ===

(Forward)

                                          Three Months Ended March 31
                                         -----------------------------
                                              2003           2002
                                         -------------- --------------
                                           Amount    %    Amount    %
                                         ---------- --- ---------- ---
          Payables
             Philips and its affiliates  $1,137,937  43 $  750,811  28
             VIS                            642,212  25    790,753  30
             WaferTech, LLC                 443,209  17    960,361  36
             SSMC                           345,825  13     73,458   3
             TSMC - Europe                   29,785   1     57,131   2
             TSMC - Japan                    17,103   1     15,698   -
             TSMC Technology                  9,647   -     12,345   -
             TSMC - North America             6,320   -     15,924   1
                                         ---------- --- ---------- ---
                                         $2,632,038 100 $2,676,481 100
                                         ========== === ========== ===
          Receipts in advance - VIS      $        -   - $   47,795 100
                                         ========== === ========== ===

   Except for TSMC - North America and WaferTech LLC, sales to related parties are based on normal selling prices and collection terms. The payables to Wafertech, LLC represent the purchase of finished goods. The purchase prices of finished goods were determined in accordance with the related contractual agreements. The selling prices to TSMC - North America are approximately 99% of the comparable selling prices to third parties and the payment terms are thirty days from the date of invoice, which is not significantly different from payment terms with third parties.

18. SIGNIFICANT LONG-TERM OPERATING LEASES

   The Company leases land from the Science-Based Industrial Park
   Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$225,576 thousand. The agreements can be renewed upon their expiration.

   Future remaining lease payments are as follows:

                                Year            Amount
                                ----          ----------
                       April to December 2003 $  169,181
                       2004                      225,576
                       2005                      225,576
                       2006                      225,576
                       2007                      225,576
                       2008                      201,533
                       2009 and thereafter     1,540,880
                                              ----------
                                              $2,813,898
                                              ==========

19. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

   The significant commitments and contingencies of the Company as of March 31, 2003 are as follows:

    a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees at a percentage of net sales (as defined in the agreement) of certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts the Company pays to any third party for settling any licensing/infringement disputes, provided that the reduced fee will not be below a certain percentage of the net sales.

    b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company's production capacity.

    c. Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

    d. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers who have made guarantee deposits to the Company. As of March, 31, 2003, the Company received a total of US$39,667 thousand of guarantee deposits.

    e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company "SSMC" for the purpose of constructing an integrated circuit foundry in Singapore, and allow the Company to invest 32% of SSMC's capital. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

    f. The Company provides technical services to SSMC under a Technical Cooperation Agreement (the "Agreement") entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of certain products sold by SSMC. The Agreement remains in force for ten years and is automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

    g. The Company provided guarantees on loans amounting to US$200,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc., TSMC - North America and WaferTech, LLC, respectively.

    h. Under a Technology Transfer Agreement ("TTA") with National Semiconductor Corporation ("National") entered into on June 27, 2000, TSMC shall receive payments for license of certain technology to National. The agreement will remain in force for ten years and will be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request additional technology transfers under the same terms and conditions as the terminated TTA through January 2008.

    i. The Company entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for the Company to manufacture certain logic devices or other technologies required by the Company's customers at selling prices agreed upon by the parties. The Company paid NT$1,200,000 thousand to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to the Company upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of March 31, 2003, the refundable deposit was NT$450,666 thousand.

    j. Starting from 2001, the Company entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability and a deferred charge to be amortized to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

    k. Unused letter of credits as of March 31, 2003 were NT$6,480 thousand, JP(Yen)5,100 thousand, Euro (Euro) 52 thousand and S$85 thousand.

    l. As of March 31, 2003, unused credit lines for short-term loans were NT$7,930,000 thousand and US$327,000 thousand.


20. ADDITIONAL DISCLOSURES

   Following are the additional disclosures required by the SFC for TSMC and investees:

    a. Financing provided: Please see Table 1 attached;

    b. Endorsement/guarantee provided: Please see Table 2 attached;

    c. Marketable securities held: Please see Table 3 attached;

    d. Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

    e. Acquisition of individual real estates at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

    f. Disposal of individual real estates at prices of at least NT$100 million or 20% of the paid-in capital: None;

    g. Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

    h. Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

    i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

    j. Financial instrument transactions:

    1) Derivative financial instruments

       The Company entered into derivative financial instrument transactions in the first quarter of 2003 and 2002 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. The strategy is to manage its market price risks. Certain information on these contracts as of March 31, 2003 is as follows:

       a) Forward exchange contracts

                                                        Contract
                                                         Amount
                                                        (Nominal
                                                         Amount)
 Financial Instruments             Period             (In Thousand) Credit Risk
 --------------------- ------------------------------ ------------- -----------
         Sell          April 3, 2003 to May 30, 2003  US$1,000,000       -
                                                       (US$/NT$)
         Buy           April 11, 2003 to May 12, 2003  EUR24,000         -
                                                       (EUR/US$)
                       April 11, 2003 to May 23, 2003 JPY6,823,385       -
                                                       (JPY/US$)

          As of March 31, 2003, receivables from forward exchange contracts (included in the "other financial assets" account) aggregate to NT$5,283 thousand, and payables from forward exchange contracts (included in the "other current liabilities" account) aggregate to NT$79,631 thousand. Net exchange loss for the three months ended March 31, 2003 was NT$122,925 thousand.

          The above forward exchange contracts are entered into for the purpose of managing currency exposures in the following foreign currency-denominated net assets:

                                          As of March 31,
                          Net Assets           2003
                          ----------      ---------------
                      Accounts receivable   US$520,275
                      Accounts payable     JPY8,525,939
                      Accounts payable      EUR36,383

       b) Interest rate swaps

          The Company entered into interest rate swap contracts to hedge exposure from rising interest rates on its floating rate long-term loans. Interest expense on these transactions for the three months ended March 31, 2003 was NT$71,158 thousand. Outstanding contracts as of March 31, 2003 were as follows:

                                                        Amount     Credit
       Contract Date              Period             (In Thousand)  Risk
       -------------- ------------------------------ ------------- ------
       April 28, 1998 May 21, 1998 to May 21, 2003   NT$2,000,000    -
       April 29, 1998 May 21, 1998 to May 21, 2003   NT$1,000,000    -
       June 26, 1998  June 26, 1998 to June 26, 2003 NT$1,000,000    -
       June 26, 1998  July 6, 1998 to July 6, 2003   NT$1,000,000    -
       July 1, 1999   July 1, 1999 to June 28, 2004  US$    8,571    -

       c) Option contracts

          The Company entered into foreign currency option contracts to hedge risks of exchange rate fluctuations arising from its anticipated U.S. dollar cash receipts from its export sales or its European currency obligations for purchases of machinery and equipment.

          Outstanding option contracts as of March 31, 2003 were as follows:

                               Contract
                                Amount     Credit
  Type        Contract       (In Thousand)  Risk  Strike Price            Maturity
-------- ------------------- ------------- ------ ------------- -----------------------------
European Call option written  US$170,000     $-   32.677-33.145 April 3, 2003 - June 25, 2003
                                                      (US$/NT$)

          For the three months ended March 31, 2003, the Company recognized premium income of NT$50,273 thousand and premium expense of NT$76,829 thousand.

       d) Transaction risk

           i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair value on the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

          ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company's foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

         iii) Liquidity and cash flow risk and uncertainty of amount and term of future cash demand

              As of March 31, 2003, the Company's future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

                                   Forward Exchange Contracts
                                   --------------------------
                        Term          Inflow       Outflow
                        ----       ------------- ------------
                   Within one year NT$34,684,658 US$1,084,200
                                   EUR    24,000
                                   JPY 6,823,385

              The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company's cost of capital into account. In addition, the exchange rate of forward foreign exchange contracts and option contracts have been fixed. Therefore, there is no material fund raising risk and cash flow risk.

       2) Fair value of financial instruments:

                                                     March 31, 2003            March 31, 2002
                                                ------------------------  ------------------------
                                                  Carrying                  Carrying
                                                   Amount     Fair Value     Amount    Fair Value
                                                -----------  -----------  -----------  -----------
Non-derivative financial instruments
------------------------------------
Assets
   Cash and cash equivalents                    $67,449,389  $67,449,389  $58,349,042  $58,349,042
   Short-term investments                                 -            -    2,449,999    2,449,999
   Receivables from related parties (excluding
   credit balance of long-term investments)      11,056,070   11,056,070   11,041,531   11,041,531
   Notes and accounts receivable                  9,362,853    9,362,853   10,017,616   10,017,616
   Other financial assets                           749,584      749,584      894,030      894,030
   Long-term investments (including credit
   balance of long-term investments)             34,146,618   38,497,568   31,274,081   40,737,329
   Refundable deposits                              478,385      478,385      735,820      735,820
Liabilities
   Payable to related parties                     2,632,038    2,632,038    2,676,481    2,676,481
   Accounts payable                               4,497,685    4,497,685    1,755,303    1,755,303
   Payables to contractors and equipment
     suppliers                                    7,738,073    7,738,073   11,392,482   11,392,482
   Bonds payable (including current portion)     35,000,000   35,568,192   44,000,000   44,904,845
   Other long-term payable (including current
     portion)                                     5,438,375    5,438,375    1,470,000    1,470,000
   Guarantee deposits                             1,375,672    1,375,672    6,969,569    6,969,569
Derivative financial instruments
--------------------------------
Forward exchange contracts (sell)                   (65,342)     (52,840)     114,777       91,678
Forward exchange contracts (buy)                     (9,006)     (26,791)          --           --
Interest rate swaps                                 (11,009)    (101,640)        (255)     304,620
Option                                                   --     (298,144)       3,489      142,004

   Fair values of financial instruments were determined as follows:

    a) The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

    b) Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net worth or book value.

    c) Fair value of refundable deposits and guarantee deposits is based on carrying values.

    d) Bonds payable is discounted to present value. Fair value of other long-term payable is equivalent to its carrying value.

    e) Fair value of derivative financial instruments is the estimated net receivable (positive) or payable (negative) if those contracts are terminated on the relevant balance sheet date.

   The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3) Investment in Mainland China:

   The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the foregoing project and permitted direct investment in establishing TSMC - Shanghai. TSMC - Shanghai has not come into existence as of April 17, 2003.

                                                                        TABLE 1

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                              FINANCING PROVIDED
                   For the Three Months Ended March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                           Maximum
                                                         Balance for    Ending                                     Reasons
                                                         the Period     Balance             Financing             For Short-
                                           Financial       (US$ in      (US$ in    Interest  Reasons  Transaction    term
No.   Financing Name    Counter-Party  Statement Account  Thousand)    Thousand)     Rate   (Note 1)    Amounts   Financing
--- ------------------ --------------- ----------------- -----------  -----------  -------- --------- ----------- ----------
 1. TSMC International TSMC Technology Other receivables    $529,430     $529,430    4.25%      2         $ -     Operating
                                                         (US$ 15,235) (US$ 15,235)                                capital

                         Financing     Financing
                         Limit for     Company's
    Allowance Collateral   Each    Financing Amount
     for Bad  ---------- Borrowing      Limits
No.   Debt    Item Value  Company  (US$ in Thousand)
--- --------- ---- ----- --------- -----------------
 1.    $ -     -    $ -     N/A          $34,331,896
                                         (US$987,968)
                                             (Note 2)

Note 1: The No.2 represents that the short-term financing is necessary for the business.

Note 2: Not exceeding the issued capital of the Company.

                                                                        TABLE 2

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                        ENDORSEMENT/GUARANTEE PROVIDED
                   For the Three Months Ended March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                                                                    Value of
                               Counter-Party       Limits on Each      Maximum                     Collateral
                          ------------------------ Counter-party's Balance for the                 Property,
                                       Nature of    Endorsement/       Period      Ending Balance  Plant and
    Endorsement/Guarantee             Relationship    Guarantee        (US$ in        (US$ in      Equipment
No.       Provider           Name       (Note 2)       Amounts        Thousand)      Thousand)      (Note 3)
--- --------------------- ----------- ------------ --------------- --------------- --------------  ----------
 0          TSMC          TSMC             3       Not exceeding      $ 6,950,000     $ 6,950,000     $ -
                          Development              10% of the      (US$   200,000) (US$   200,000)
                                                   issued capital
                                                   of TSMC, and
                                                   also limiting
                                                   to the issued
                                                   capital of the
                                                   transaction
                                                   entity, unless
                                                   otherwise
                                                   approved by
                                                   board of
                                                   directors.
                          TSMC -           2                            1,390,000       1,390,000       -
                          North                                    (US$    40,000) (US$    40,000)
                          America
                          WaferTech,       3                           15,290,000      15,290,000       -
                          LLC                                      (US$   440,000) (US$   440,000)

          Ratio of
        Accumulated
         Amount of             Maximum
     Collateral to Net   Collateral/Guarantee
    Equity of the Latest  Amounts Allowable
No. Financial Statement        (Note 1)
--- -------------------- --------------------
 0          2.32%            $59,768,660












            0.46%


            5.10%


Note 1: 30% of the issued capital of TSMC.

Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
        The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Note 3: Promissory notes for collateral.

                                                                        TABLE 3

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                          MARKETABLE SECURITIES HELD
                                March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                                           March 31, 2003
                                                           -----------------------------------------------
                                                                                                 Market
                                                                                                Value or
                                                                       Carrying                 Net Asset
Held                               Relationship Financial                Value                    Value
Company Marketable Securities Type with the     Statement    Shares     (US$ in    Percentage    (US$ in
Name             and Name          Company      Account    (Thousand)  Thousand)  of Ownership  Thousand)           Note
------- -------------------------- ------------ ---------- ---------- ----------- ------------ ----------- ----------------------
 TSMC     Stock
          -----
          TSMC - North America      Subsidiary  Long-term    11,000   $   201,573     100      $   949,855 The treasury stocks in
                                                investment                                                 amounts of NT$748,282
                                                                                                           thousand are deducted
                                                                                                           from the carry value.
          TSMC - Europe             Subsidiary  Long-term         -        10,522     100           10,522
                                                investment
          TSMC - Japan              Subsidiary  Long-term         6        94,062     100           94,062
                                                investment
          VIS                       Investee    Long-term   787,016     3,588,892      28        5,847,527
                                                investment
          TSMC International        Subsidiary  Long-term   987,968    21,019,823     100       21,019,823
                                                investment
          TSMC Partners             Subsidiary  Long-term       300     3,938,938     100        4,120,047 The treasury stocks in
                                                investment                                                 amounts of NT$255,692
                                                                                                           thousand are deducted
                                                                                                           from the carry value.
          SSMC                      Investee    Long-term       382     2,859,712      32        2,859,712
                                                investment
          Emerging Alliance         Subsidiary  Long-term         -       933,010      99          933,010
                                                investment
          GUC                       Investee    Long-term    39,040       388,177      47          430,793
                                                investment
          Taiwan Mask Corp.                  -  Long-term     8,794        32,129       2          147,648
                                                investment
          United Gas Co., Ltd.               -  Long-term    16,783       193,584      11          287,615
                                                investment
          Shin-Etsu Handotai                 -  Long-term    10,500       105,000       7          139,165
          Taiwan Co., Ltd.                      investment
          W.K. Technology Fund               -  Long-term     5,000        50,000       2           55,895
          IV                                    investment
          Hon Tung Ventures                  -  Long-term     8,392        83,916      10           76,035
          Capital                               investment
          Amkor Technology                   -  Long-term       505       280,748       -           88,070
                                                investment
          Monolithic System                  -  Long-term       470       104,289       2          120,879
          Tech.                                 investment

          Certificate
          -----------
          Chi Cherng Investment     Investee    Long-term         -        42,636      36          501,921 The treasury stocks in
                                                investment                                                 amounts of NT$459,285
                                                                                                           thousand are deducted
                                                                                                           from the carry value.
          Hsin Ruey Investment      Investee    Long-term         -        41,666      36          501,899 The treasury stocks in
                                                investment                                                 amounts of NT$460,233
                                                                                                           thousand are deducted
                                                                                                           from the carry value.

(Forward)

                                                                                  March 31, 2003
                                                               ----------------------------------------------------
                                                                                                      Market Value
                                                                                                      or Net Asset
                        Marketable     Relationship Financial             Carrying Value  Percentage     Value
                      Securities Type    with the   Statement    Shares      (US$ in          of        (US$ in
  Held Company Name      and Name        Company     Account   (Thousand)   Thousand)     Ownership    Thousand)         Note
  -----------------   ---------------  ------------ ---------- ---------- --------------  ---------- --------------  ------------
                      Equity
                      Crimson Asia          -       Long-term       N/A       $   43,055     N/A         $   43,055
                      Capital                       investment
                      Horizon               -       Long-term       N/A          195,452     N/A            195,452
                      Ventures                      investment

TSMC--North America   Stock
                      TSMC             Parent       Long-term    12,692          748,282       -            536,883
                                       company      investment

Chi Cherng Investment Stock
                      TSMC             Parent       Short-term   12,738          459,285      36            538,819
                                       company      investment
                      Certificate
                      Hsin Ruey        Major        Long-term         -          903,419      64            903,419
                      Investment       shareholder  investment

Hsin Ruey Investment  Stock
                      TSMC             Parent       Short-term   12,762          460,233      36            539,827
                                       company      investment
                      Certificate
                      Chi Cherng       Major        Long-term         -          903,459      64            903,459
                      Investment       shareholder  investment

TSMC International    Stock
                      InveStar         Subsidiary   Long-term    45,000     US$   45,618      97       US$   45,516
                                                    investment
                      InveStar II      Subsidiary   Long-term    51,300     US$   41,236      97       US$   41,236
                                                    investment
                      TSMC             Subsidiary   Long-term         1     US$  560,676     100       US$  560,676
                      Development.                  investment
                      TSMC             Subsidiary   Long-term         1   ( US$   7,629 )    100     ( US$   7,629 )
                      Technology                    investment
                      3DFX                  -       Long-term        68                -       -                  -
                      Interactive Inc.              investment
                      Marvell               -       Short-term    2,555     US$    2,508       2       US$   49,088
                                                    investment

VIS                   Stock
                      VIS              Subsidiary   Long-term    41,070        1,205,673     100          1,205,673
                      Associates, Inc.              investment
                      PowerChip        Investee     Long-term   191,671        1,845,793       7          1,845,793
                      Semiconductor,                investment
                      Inc.
                      Etron            Investee     Long-term     4,859           79,732       2             79,732
                      Technology,                   investment
                      Inc.
                      Walsin           Investee     Long-term    34,551          302,559       8            280,604
                      Technology,                   investment
                      Inc.
                      MEGIC            Investee     Long-term    16,500          177,000       9            149,894
                      Corporation                   investment
                      FormFactor,      Investee     Long-term       267           64,360       1             64,360  The amount
                      Inc.                          investment                                                       is shown in
                                                                                                                     the carrying
                                                                                                                     value.
                      United           Investee     Long-term     3,357           38,716       2             57,543
                      Technology                    investment
                      Co., Ltd.

                      Bond fund
                      Yuan Da Duo           -       Short-term   65,271          900,000       -            904,040
                      Li #2                         investment
                      Jihsun                -       Short-term   46,730          600,000       -            602,911
                                                    investment
                      Fu Hua                        Short-term    4,015           50,000       -             50,259
                                                    investment
                      Kai Chi Kai                   Short-term   64,113          650,000       -            653,077
                      Xuan                          investment

(Forward)

                                                                                            March 31, 2003
                                                                            ----------------------------------------------
                                                                                                              Market Value
                                                                                        Carrying              or Net Asset
                                                    Relationship Financial                Value    Percentage    Value
                             Marketable Securities    with the   Statement    Shares     (US$ in       of       (US$ in
     Held Company Name           Type and Name        Company     Account   (Thousand)  Thousand)  Ownership   Thousand)   Note
     -----------------       ---------------------  ------------ ---------- ---------- ----------- ---------- ------------ ----
VIS Associates, Inc.             Stock
                                 -----
                                 VIS Investment      Subsidiary  Long-term        63   US$     404     10     US$     404
                                 Holding, Inc.                   investment

                                 Equity
                                 ------
                                 Silicon Valley          -       Long-term         -   US$   7,317     34     US$   7,569
                                 Equity Fund                     investment
                                 Silicon Valley          -       Long-term         -   US$   5,355     14     US$   5,362
                                 Equity Fund II                  investment

                                 Equity certificate
                                 ------------------
                                 ABN AMRO Bank           -       Long-term     3,648   US$     781      -     US$     781
                                                                 investment

                                 Fund
                                 ----
                                 Grand Palace Trust      -       Long-term         -   US$   3,040    100     US$   3,040
                                                                 investment

VIS Investment Holding, Inc.     Stock
                                 -----
                                 VIS Micro, Inc.     Subsidiary  Long-term       200   US$     287    100     US$     287
                                                                 investment
TSMC Development                 Stock
                                 -----
                                 WaferTech, LLC      Subsidiary  Long-term         -   US$ 308,793     99     US$ 308,793
                                                                 investment
TSMC Partners                    ADR
                                 ---
                                 TSMC                Parent      Short-term      762   US$   5,211      -     US$   5,211
                                                     company     investment

InveStar                         Stock
                                 -----
                                 WGRD                    -       Short-term       94   US$     537      -     US$     537
                                                                 investment
                                 Programmable            -       Long-term     1,580   US$     496      4     US$     496
                                 Microelectronics,               investment
                                 (Taiwan) Inc.
                                 Divio, Inc.             -       Long-term        30   US$       3      -     US$       3
                                                                 investment
                                 Global Testing          -       Long-term    13,268   US$   5,177     12     US$   5,177
                                 Corp.                           investment
                                 Chipstrate              -       Long-term     6,660   US$     301      1     US$     301
                                 Technologies, Inc.              investment
                                 Richtek                 -       Long-term     1,023   US$     346      1     US$     346
                                 Technology                      investment
                                 Holding Corp.
                                 Advanced Power          -       Long-term     2,750   US$   1,346      3     US$   1,346
                                 Electronics, Corp.              investment
                                 Capella                 -       Long-term       542   US$      87      -     US$      87
                                 Microsystems, Inc.              investment
                                 Preferred stock
                                 ---------------
                                 Integrated              -       Long-term     1,831   US$   1,809      -     US$   1,809
                                 Memory Logic,                   investment
                                 Inc.
                                 Divio, Inc              -       Long-term       667   US$     500      -     US$     500
                                                                 investment
                                 SiRF Technology         -       Long-term       306   US$   1,333      -     US$   1,333
                                 Inc.                            investment
                                 Capella                 -       Long-term     1,383   US$     221      -     US$     221
                                 Microsystems, Inc.              investment
                                 Sensory, Inc.           -       Long-term     1,404   US$     625      -     US$     625
                                                                 investment
                                 LightSpeed              -       Long-term     2,252   US$   1,339      -     US$   1,339
                                 Semiconductor                   investment
                                 Corporation
                                 Tropian, Inc.           -       Long-term     1,758   US$   2,334      -     US$   2,334
                                                                 investment
                                 Sonics, Inc.            -       Long-term     2,686   US$   3,530      -     US$   3,530
                                                                 investment

(Forward)

                                                                            March 31, 2003
                                                               -----------------------------------------
                                                                                                Market
                                                                                               Value or
                                                                          Carrying             Net Asset
                      Marketable      Relationship  Financial               Value   Percentage   Value
                  Securities Type and   with the    Statement    Shares    (US$ in      of      (US$ in
                         Name           Company      Account   (Thousand) Thousand) Ownership  Thousand) Note
Held Company Name ------------------- ------------ ----------- ---------- --------- ---------- --------- ----
                  Atheros, Inc.            -       Long-term     1,607    US$ 3,593     -      US$ 3,593
                                                   investment
                  NanoAmp                  -       Long-term       541    US$   853     -      US$   853
                  Solutions, Inc.                  investment
                  Formfactor, Inc.         -       Long-term       267    US$ 2,000     -      US$ 2,000
                                                   investment
                  Monolithic               -       Long-term     2,521    US$ 2,000     -      US$ 2,000
                  Power Systems,                   investment
                  Inc.
                  Memsic, Inc.             -       Long-term     2,727    US$ 1,500     -      US$ 1,500
                                                   investment
                  Reflectivity, Inc.       -       Long-term     1,064    US$ 1,192     -      US$ 1,192
                                                   investment
                  Signia                   -       Long-term     3,000    US$   202     -      US$   202
                  Technologies,                    investment
                  Inc.
                  Match Lab, Inc.          -       Long-term     1,875    US$ 1,125     -      US$ 1,125
                                                   investment
                  HINT                     -       Long-term     1,000    US$ 1,000     -      US$ 1,000
                  Corporation                      investment
                  Oridus, Inc.             -       Long-term     1,500    US$   300     -      US$   300
                  (Creosys, Inc.)                  investment
                  Incentia Design          -       Long-term       286    US$   343     -      US$   343
                  Systems, Inc.                    investment
                  IP Unity                 -       Long-term     1,008    US$ 1,636     -      US$ 1,636
                                                   investment

   InveStar II    Stock
                  -----
                  WGRD                     -       Short- term      95    US$   543     -      US$   543
                                                   investment
                  eChannel                 -       Long-term       358    US$   251     -      US$   251
                  Option Holding,                  investment
                  Inc.
                  Elcos                    -       Long-term       270    US$    27     -      US$    27
                  Microdisplay                     investment
                  Technology,
                  Ltd.
                  Signia                   -       Long-term       351    US$   101     -      US$   101
                  Technologies,                    investment
                  Inc.
                  Procoat                  -       Long-term     3,500    US$ 1,942     4      US$ 1,942
                  Technology                       investment
                  Richtek                  -       Long-term       845    US$ 1,006     2      US$ 1,006
                  Technology                       investment
                  Corporation
                  Programmable             -       Long-term       487    US$   102     -      US$   102
                  Microelectronics                 investment
                  (Taiwan), Inc.
                  Auden                    -       Long-term       953    US$ 1,117     2      US$ 1,117
                  Technology                       investment
                  MFG Co., Ltd.
                  GeoVision, Inc.          -       Long-term       180    US$   130     -      US$   130
                                                   investment
                  EoNex                    -       Long-term        55    US$ 2,839     -      US$ 2,839
                  Technologies,                    investment
                  Inc.
                  Conwise                  -       Long-term     2,800    US$ 1,929     -      US$ 1,929
                  Technology Co.,                  investment
                  Ltd.
                  Yi Yang                  -       Long-term     2,800    US$   967     -      US$   967
                  Technology                       investment
                  Goyatek                  -       Long-term     1,740    US$ 1,787     -      US$ 1,787
                  Technology,                      investment
                  Inc.
                  TrendChip                -       Long-term     2,000    US$   863     -      US$   863
                  Technologies                     investment
                  Corp.

                  Preferred stock
                  ---------------
                                           -       Long-term     2,289    US$ 1,560     -      US$ 1,560
                  Memsic, Inc.                     investment
                                           -       Long-term     4,997    US$ 1,317     -      US$ 1,317
                  Oepic, Inc.                      investment
                  NanoAmp                  -       Long-term       250    US$ 1,000     -      US$ 1,000
                  Solutions, Inc.                  investment
                  Advanced                 -       Long-term       948    US$ 1,261     -      US$ 1,261
                  Analogic                         investment
                  Technology,
                  Inc.
                  Monolithic               -       Long-term       804    US$ 1,946     -      US$ 1,946
                  Power Systems,                   investment
                  Inc.
                  Ralink                   -       Long-term     1,833    US$ 1,500     -      US$ 1,500
                  Technology,                      investment
                  Inc.
                                           -       Long-term     3,082    US$ 3,082     -      US$ 3,082
                  Sonics, Inc.                     investment
                  Newport                  -       Long-term     1,157    US$   602     -      US$   602
                  Opticom, Inc.                    investment
                  Silicon Data,            -       Long-term     2,000    US$   750     -      US$   750
                  Inc.                             investment
                                           -       Long-term     1,596    US$ 1,500     -      US$ 1,500
                  Reflectivity, Inc.               investment
                  Capella                  -       Long-term       800    US$   128     -      US$   128
                  Microsystems,                    investment
                  Inc.

(Forward)

                                                                            March 31, 2003
                                                              -------------------------------------------
                                                                                                Market
                                                                                               Value or
                                                                         Carrying              Net Asset
                      Marketable      Relationship Financial               Value    Percentage   Value
                  Securities Type and   with the   Statement    Shares    (US$ in       of      (US$ in
                         Name           Company     Account   (Thousand) Thousand)  Ownership  Thousand)  Note
Held Company Name ------------------- ------------ ---------- ---------- ---------- ---------- ---------- ----
                  Angstron                     -   Long-term     1,567   US$    750     -      US$    750
                  Systems, Inc.                    investment
                  Tropian, Inc.                -   Long-term     1,464   US$  2,000     -      US$  2,000
                                                   investment
                  SiRF                         -   Long-term        20   US$    131     -      US$    131
                  Technology                       investment
                  Holdings, Inc.
                  LeadTONE                     -   Long-term       680   US$    238     -      US$    238
                  Wireless, Inc.                   investment
                  Match Lab, Inc.              -   Long-term       313   US$    188     -      US$    188
                                                   investment
                  eBest!, Inc.                 -   Long-term       185   US$     97     -      US$     97
                                                   investment
                  Kilopass                     -   Long-term     3,887   US$  2,000     -      US$  2,000
                  Technologies,                    investment
                  Inc.
                  Elcos                        -   Long-term     2,667   US$  3,500     -      US$  3,500
                  Microdisplay                     investment
                  Technology,
                  Ltd.
                  Fang Tek, Inc.                   Long-term     5,556   US$  2,000     -      US$  2,000
                                                   investment

                  Bond
                  ----
                  eBest!, Inc.                 -   Long-term         -   US$     24     -      US$     24
                                                   investment

Emerging Alliance Stock
                  -----
                  Global                Investee   Long-term    10,000      100,000     6         100,000
                  Investment                       investment
                  Holding, Inc.

                  Preferred stock
                  ---------------
                  Quake                        -   Long-term       467   US$  1,000     1      US$  1,000
                  Technologies,                    investment
                  Inc.
                  Pixim, Inc.                  -   Long-term       833   US$  2,500     3      US$  2,500
                                                   investment
                  Newport                      -   Long-term       962   US$  1,000     6      US$  1,000
                  Opticom, Inc.                    investment
                  NetLogic                     -   Long-term       602   US$  1,850     1      US$  2,932
                  Microsystems,                    investment
                  Inc.
                  Ikanos                       -   Long-term     5,116   US$  2,572     3      US$  2,572
                  Communication,                   investment
                  Inc.
                  Quicksilver                  -   Long-term       902   US$  2,338     4      US$  2,338
                  Technology, Inc.                 investment
                  Litchfield                   -   Long-term     3,799   US$  1,000     6      US$  1,000
                  Communications                   investment
                  Mosaic Systems               -   Long-term     2,481   US$    500     6      US$    500
                                                   investment
                  Accelerant                   -   Long-term       441   US$  1,000     1      US$  1,000
                  Networks                         investment
                  Zenesis                      -   Long-term       861   US$    500     4      US$    500
                  Technologies                     investment
                  Reflectivity, Inc.           -   Long-term     1,596   US$  1,500     5      US$  1,500
                                                   investment
                  Iridigm Display              -   Long-term       254   US$    502     2      US$    502
                                                   investment
                  XHP                          -   Long-term     2,280   US$    750     6      US$    750
                  Microsystem                      investment
                  Axiom                        -   Long-term     1,000   US$  1,000     5      US$  1,000
                  Microdevices,                    investment
                  Inc.

                                                                        TABLE 4

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

 MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST
                 NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
                   For the Three Months Ended March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

             Marketable                                         Beginning Balance   Acquisition
             Securities Financial                             --------------------- -----------
              Type and  Statement                 Nature of     Shares                Shares
Company Name    Name     Account   Counter-Party Relationship (Thousand)   Amount   (Thousand)
------------ ---------- ---------- ------------- ------------ ---------- ---------- -----------

    TSMC      Stock
              -----
              Emerging  Long-term    Emerging     Subsidiary         -   $  767,239         -
              Alliance  investment   Alliance
              VIS       Long-term    VIS          Investee     677,471    3,264,657   109,545
                        investment

    VIS       Bond fund
              ---------
              Kai Chi   Short-term          -              -         -            -    64,113
              Kai Xuan  investment
              NITC      Short-term          -              -         -            -     3,225
                        investment
              Ta-Hua    Short-term          -              -         -            -    40,946
                        investment
              Jihsun    Short-term          -              -         -            -    46,730
                        investment
              Yuan Da   Short-term          -              -         -            -    65,271
              Duo Li #2 investment

                               Disposal                   Ending Balance
                 ------------------------------------- ---------------------
                                                Gain
                                               (Loss)
                   Shares            Carrying    on      Shares     Amount
    Company Name (Thousand)  Amount   Value   Disposal (Thousand)  (Note 1)
    ------------ ---------- -------- -------- -------- ---------- ----------
        TSMC
                        -   $      - $      -   $ -           -   $  933,010

                        -          -        -     -     787,016    3,588,892

        VIS
                        -          -        -     -           -            -
                    3,225    500,164  500,000   164           -            -
                   40,946    500,586  500,000   586           -            -
                        -          -        -     -      46,730      600,000
                        -          -        -     -      65,271      900,000

Note 1: The ending balance included the recognition of the investment income
        (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion of ownership percentage in subsidiaries.

                                                                        TABLE 5

       TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

 ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR
                          20% OF THE PAID-IN CAPITAL
                   For the Three Months Ended March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                                                 Prior Transaction of Related Counter-party
Company Types of Transaction Transaction   Payment                   Nature of   ------------------------------------------
 Name   Property    Date       Amount       Term      Counter-party Relationship Owner    Relationship Transfer Date Amount
------- -------- ----------- ----------- ------------ ------------- ------------ -----    ------------ ------------- ------
 TSMC    Fab 14  January 20,  $180,665   By the        United            -        N/A         N/A           N/A       N/A
                 2003                    construction  Integrated
                                         progress      Services

Company                  Purpose of
 Name   Price Reference  Acquisition  Other Terms
------- --------------- ------------- -----------
 TSMC       Public      Manufacturing    None
            bidding     purpose


                                                                        TABLE 6

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

  TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100
                     MILLION OR 20% OF THE PAID-IN CAPITAL
                   For the Three Months Ended March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                                                         Abnormal    Note/Accounts Payable or
                                                   Transaction Details                 Transaction        Receivable
                                    ------------------------------------------------- -------------- ------------------------
Company                 Nature of                             % to                    Unit   Payment                  % to
 Name   Related Party  Relationship Purchase/Sale   Amount    Total   Payment Terms   Price   Terms  Ending Balance   Total
------- -------------- ------------ ------------- ----------- ----- ----------------- ------ ------- --------------   -----
 TSMC   TSMC -         Subsidiary     Sales       $22,632,645  57   Net 30 days       Note 1 Note 1   $10,492,134      96
        North                                                       from invoice date
        America
        Philips and    Major          Sales           690,945   2   Net 30 days from  None   None         435,739       4
        its affiliates shareholder                                  invoice date
        GUC            Investee       Sales           137,430   -   Net 30 days from  None   None          55,669       1
                                                                    invoice date
        WaferTech,     Subsidiary     Purchases     1,685,740   6   Net 30 days from  Note 1 Note 1      (443,209)     17
        LLC                                                         monthly closing
                                                                    date
        SSMC           Investee       Purchases     1,335,511   5   Net 30 days from  None   None        (345,825)     13
                                                                    invoice date
        VIS            Investee       Purchases       919,470   3   Net 30 days from  None   None        (642,212)     25
                                                                    monthly closing
                                                                    date



Company
 Name   Note
------- ----
 TSMC















Note 1: Please refer to footnote 17 in the financial statements.

                                                                        TABLE 7

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF
                              THE PAID-IN CAPITAL
                                March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                                            Overdue           Amounts
                                                                     ---------------------- Received in Allowance
Company                             Nature of     Ending    Turnover              Action    Subsequent   for Bad
 Name         Related Party        Relationship   Balance     Rate     Amount     Taken       Period      Debts
------- -------------------------- ------------ ----------- -------- ---------- ----------- ----------- ---------
 TSMC   TSMC - North America       Subsidiary   $10,492,134 41 days  $2,618,690 Accelerate  $1,688,033     $ -
                                                                                demand on
                                                                                account
                                                                                receivables
        Philips and its affiliates Major            435,739 52 days     113,368 Accelerate       9,035       -
                                   shareholder                                  demand on
                                                                                account
                                                                                receivables

                                                                        TABLE 8

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

  NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY
                        EXERCISES SIGNIFICANT INFLUENCE
                                March 31, 2003
     (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

                                                           Original Investment Amount   Balance as of March 31, 2003
                                                           -------------------------  ---------------------------------
                                                                                                 Percentage  Carrying
                   Investee                Main Businesses    March        March        Shares       of       Value
Investor Company   Company      Location    and Products     31,2003      31,2002     (Thousand) Ownership   (Note 1)
---------------- ------------- ----------- --------------- -----------  -----------   ---------- ---------- -----------
      TSMC       TSMC-North    San Jose,   Marketing and   $   333,178  $   333,178     11,000      100     $   201,573
                 America       California, engineering
                               U.S.A.      support
                 TSMC-Europe   Amsterdam,  Marketing and         2,960        2,960          -      100          10,522
                               The         engineering
                               Netherlands support
                 TSMC-Japan    Yokohama,   Marketing and        83,760       83,760          6      100          94,062
                               Japan       engineering
                                           support
                 VIS           Hsin-Chu,   IC design and     8,119,816    6,503,640    787,016       28       3,588,892
                               Taiwan      manufacturing
                 TSMC          Tortola,    Investment       31,445,780   31,445,780    987,968      100      21,019,823
                 International British
                               Virgin
                               Islands
                 Chi Cherng    Taipei,     Investment          300,000      300,000          -       36          42,636
                 Investment    Taiwan
                 Hsin Ruey     Taipei,     Investment          300,000      300,000          -       36          41,666
                 Investment    Taiwan
                 TSMC          Tortola,    Investment           10,350       10,350        300      100       3,938,938
                 Partners      British
                               Virgin
                               Islands
                 SSMC          Singapore   Manufacturing     6,408,190    6,408,190        382       32       2,859,712
                                           wafer
                 Emerging      Cayman      Investment        1,005,660    1,005,660          -       99         933,010
                 Alliance      Islands
                 GUC           Hsin-Chu,   IC research,        409,920      341,250     39,040       47         388,177
                               Taiwan      development,                     (Note 3)
                                           manufacturing,
                                           testing and
                                           marketing


                  Net Income   Investment
                 (Loss) of the Gain (Loss)
Investor Company   Investee     (Note 2)       Note
---------------- ------------- -----------  ----------
      TSMC        $    27,956  $    27,956  Subsidiary


                           15           15  Subsidiary


                        2,229        2,229  Subsidiary


                     (739,565)    (207,875)   Investee

                   (1,229,388)  (1,229,388) Subsidiary



                          290          742    Investee

                          277        1,851    Investee

                      179,804      185,361  Subsidiary



                     (862,491)    (275,997)   Investee

                       (7,948)      (7,908) Subsidiary

                      (31,818)     (12,836)   Investee





Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized losses from the stocks held by subsidiaries are excluded.

Note 3: TSMC's investee, Ya Xin, merged with GUC in January 2002. GUC is the surviving company.